

January 30, 2024

James Britton
Executive Vice President and Chief Financial Officer
First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

> **Re: First Foundation Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **File No. 001-36461**

Dear James Britton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance